

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

Via U.S. Mail
Robert Wallstrom
Chief Executive Officer
Vera Bradley, Inc.
2208 Production Road
Fort Wayne, IN  46808

> **Re:** **Vera Bradley, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 3, 2013**
> **File No. 001-34918**

Dear Mr. Wallstrom:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34
Fiscal 2013 Compared to Fiscal 2012, page 38

1. In your reconciliation from the income of your Direct and Indirect segments to a GAAP income amount, you present a subtotal that adds the income of the two segments together. Since this subtotal does not appear to represent a GAAP income amount and it is presented outside of the segment footnote reconciliation, it appears to represent a non-GAAP measure.  In future filings, please either remove this subtotal or provide the disclosures required by Item 10(e) of Regulation S-K.  Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 104.04, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.  Please provide us your revised disclosure.

<u>Financial Statements and Supplementary Data, page 48</u>
<u>Notes to Consolidated Financial Statements, page 55</u>
<u>2. Summary of Significant Accounting Policies, page 56</u>

<u>Revenue Recognition and Accounts Receivable, page 57</u>

2. Please provide us with, and confirm that in future filings, you will revise your disclosure to include your accounting policy related to Vera Bradley gift cards.

<u>14.  Segment Reporting, page 68</u>

3. We note your disclosure that you have two operating segments, Indirect and Direct.  It appears to us through your disclosures in this filing that you may analyze components of your Direct Segment at a disaggregated level (i.e., e-commerce, full-price stores, outlet stores, Japan stores).  Please tell us how you considered the guidance in FASB ASC 280-10-50 in determining that all revenue-generating activities in the Direct segment represent one operating segment.

<u>Exhibit 31.1 and 31.2</u>

4. Disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e) and 15d-15(e).  In the future, please make the appropriate revisions to the headnote to paragraph 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining